March 22, 2010

Karen Garnett/Assistant Director

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

PTS, Inc.

Your Letter of March 15, 2010

Preliminary Proxy Statement on Schedule 14C

Filed March 3, 2010

File No. 000-25485

Ms. Garnett:

This correspondence is in response to your letter dated March 15, 2010 in reference to our filing of the Preliminary Proxy Statement on Schedule 14C filed on the behalf of PTS, Inc., File No. 000-25485.

Please accept the following responses.

General

1. We note that a special meeting of shareholders was held on February 25, 2010. We further note that notice of this meeting was provided in this proxy statement filed on March3, 2010 after the meeting was held. Please explain to us how you complied with Rule 14c-2 of Regulation 14C with respect to this meeting and notice thereof.

Answer: The written consent of the majority shareholders, pursuant to Nevada Revised Statutes 78.320, for the actions described in the preliminary Schedule 14C were mistakenly styled as a shareholder meeting.  The Registrant filed an amended Schedule 14C and the written consent to reflect that fact.  Further, per Rule 14c-2, the corporate actions taken will not take effect until 20 calendar days after the Schedule 14C has been sent to all of the shareholders.

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Marc Pintar

Marc Pintar

Interim Chief Executive Officer